BB 3/15

SEC 05038292 SION

RECEIVED FEB 28 2005 SEC MAIL PROCESSING WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sanstrum & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7o7 SW Washington Street, Suite 925
(No. and Street)

Portland, (City) Oregon (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron D. Sanstrum (503) 241-7430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland, (City) Oregon (State) 97258 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron D. Sanstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanstrum & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DIANA J. WILKINS
NOTARY PUBLIC-OREGON
COMMISSION NO. 347059
MY COMMISSION EXPIRES SEPT. 24, 2005

Signature

PRESIDENT
Title

Diana J. Wilkins
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANSTRUM & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2004

TABLE OF CONTENTS

WILLIAMSON
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE S.W. COLUMBIA, SUITE 625
PORTLAND, OREGON 97258-2004

P. 503.546.9346
F. 503.546.9275
WWW.WILLIAMSONCPA.COM

SETTING A NEW STANDARD

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of Sanstrum & Associates, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanstrum & Associates, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Associates, LLP

Portland, Oregon
February 22, 2005

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 98,457
Commissions receivable	15,224
Corporate tax receivable	2,828
Prepaid expenses	11,452
Miscellaneous deposits	1,759
Total current assets	129,720
FURNITURE AND EQUIPMENT	
Furniture and equipment	41,301
Less: Accumulated depreciation	(36,675)
Net furniture and equipment	4,626
OTHER ASSETS	
Deposit at clearing house	50,000
Investment	3,300
Lease deposit	1,904
Deferred tax asset	3,606
Total other assets	58,810
Total assets	$ 193,156

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	5,987
Wages payable		10,664
Commissions payable		18,847
Income tax payable		10
Total current liabilities		35,508
STOCKHOLDERS' EQUITY		
Common stock - authorized 100,000 shares of no par value; issued and outstanding 20,000 shares		20,000
Additional paid-in capital		26,000
Retained earnings		111,648
Total stockholders' equity		157,648
Total liabilities and stockholders' equity	$	193,156

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

December 31, 2004

REVENUES	
Commissions	$ 714,091
Other income	17,549
Total revenues	731,640
OPERATING EXPENSES	731,546
Income from operations	94
OTHER INCOME (EXPENSE)	
Interest income	468
Interest expense	(42)
Income before provision for income taxes	520
Provision for income taxes	1,785
Net Income	$ 2,305

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at December 31, 2003	$ 20,000	$ 26,000	109,343
Net income	-	-	2,305
Balance, December 31, 2004	$ 20,000	$ 26,000	$ 111,648

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,305
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,009
(Increase) decrease in assets:		
Commissions receivable		11,717
Corporate tax receivable		(2,828)
Prepaid expenses		(49)
Miscellaneous deposit		(758)
Deposit at clearing house		(25,000)
Deferred tax asset		(1,346)
Increase (decrease) in liabilities:		
Accounts payable		489
Wages payable		(13,310)
Income taxes payable		(1,940)
Accrued expenses		7,091
Deferred tax liability		(315)
Net cash used by operating activities		(18,935)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(2,387)
Net cash used by investing activities		(2,387)
Net decrease in cash		(21,322)
Cash at the beginning of the year		119,779
Cash at the end of the year	$	98,457
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$	42

See auditors' report and notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2004

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Sanstrum & Associates, Inc. is engaged primarily in the sale of securities and investment company stock. The company was incorporated in the State of Oregon in June 1987, and commenced operations as a broker/dealer in March 1988, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Expenditures for major repairs and betterments that extend the useful lives of the furniture and equipment are capitalized. Maintenance or minor repairs are charged to expense when incurred. When furniture or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income.

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives range from 3 to 7 years. Depreciation expense for the year ended December 31, 2004, was $5,009.

SECURITIES TRANSACTIONS

Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

INCOME TAXES

The Company utilizes the liability method of accounting for deferred income taxes. The liability method provides deferred taxes on the balance sheet for the temporary differences between financial statement and income tax return basis of assets and liabilities as of the year end at the presently enacted tax rates.

SANSTRUM & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2004

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING AND PROMOTION COSTS

The Company expensed advertising and promotion costs in the amount of $1,079 as incurred.

COMMISSIONS RECEIVABLE

Commissions receivable represent amounts owed to the company by its clearing agent RBC Dain Rauscher Investment Correspondent Services at December 31, 2004.

Management of the company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

DEPOSIT AT CLEARING HOUSE

The company maintains a $50,000 deposit at RBC Dain Rauscher Investment Correspondent Services (a division of RBC Dain Rauscher, Inc.). RBC Dain Rauscher may offset any deficiencies, of which none were encountered, against the deposit balance. The agreement may be terminated by either party, and all remaining balances will be refunded to the company.

PENSION PLAN

The Company maintains a Simplified Employee Pension Plan. An employee must have one year of qualified service and be at least 21 years of age to participate in this plan. The plan permits employees to defer up to 15% of their salary based on strict IRS guidelines. Employer contributions to the plan are at the discretion of the Board of Directors. The company incurred no pension expense for the year ended December 31, 2004.

OPERATING LEASE

The Company leases office space under terms of an operating lease which expires June 30, 2006. Monthly rent under the agreement is $3,280 plus common area expenses. Rental expense for the year ended December 31, 2004, was $40,066.

OPERATING LEASE (Continued)

Minimum future lease payments under the non-cancelable operating lease described above are as follows:

Year ending December 31, 2005	$ 39,360
2006	19,680
Total minimum future lease payments	$ 59,040

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to prior year net operating loss carryforwards for tax purposes and differences in book and tax depreciation methods. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

For the year ended December 31, 2004, the Company's income tax expense consists of the following components:

Current income tax expense (benefit):	
Federal	$ 395
State	(519)
	$ (124)
Deferred income tax expense (benefit):	
Federal	$ (991)
State	(670)
	$ (1,661)
Income tax provision	$ (1,785)

INCOME TAXES (Continued)

The net deferred tax liabilities and assets in the accompanying balance sheet at December 31, 2004, included the following components:

Current Deferred tax assets related to:		
Deferred costs on accrued payroll:		
Federal	$	30
State		22
Total current deferred tax asset	$	52
Non-current Deferred tax assets/(liabilities) related to:		
Net operating loss carryforward		
Federal	$	323
State		3,362
Property and equipment, net		
Federal		(75)
State		(56)
Total non-current deferred tax asset	$	3,554
Net deferred tax asset	$	3,606

The Company has a Federal net operating loss carryforward of $2,912 and an Oregon net operating loss carryforward of $51,977. Both carryforwards expire through 2024 and are available to offset future federal and state taxable income.

RELATED PARTY TRANSACTIONS

The company leases furniture from a stockholder on a month-to-month basis. Rental expense for the year ended December 31, 2004, was $5,616.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $50,000 under Rule 15c3-1(a)(2). At December 31, 2004, the company had net capital and required net capital of $131,001 and $50,000, respectively, and a ratio of aggregate indebtedness to net capital of .27 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUBSEQUENT EVENT

The President and primary shareholder of Sanstrum & Associates, Inc. passed away in January of 2005. Due to contingency planning, management believes that the loss of this shareholder will not have an adverse affect on the financial position or continuing operations of the Company.

SUPPLEMENTARY INFORMATION

SANDSTRUM & ASSOCIATES, INC.

SCHEDULE OF OPERATING EXPENSES

For the year ended December 31, 2004

Advertising and promotion	$ 1,079
Charitable Contributions	100
Commission and clearing fund	36,188
Commissions and wages	465,149
Computer services	8,467
Depreciation	5,009
Dues and subscriptions	2,578
Employee education	10,201
Insurance	1,660
Maintenance	1,149
Meals and entertainment	8,288
Miscellaneous	697
Office supplies	14,041
Payroll taxes and employee benefits	70,346
Postage and delivery	5,946
Professional fees	7,280
Regulatory fees	12,560
Rent	45,682
SAIF, SIPC	1,151
Tax and licenses	482
Telephone	11,348
Travel	22,145
Total operating expenses	$ 731,546

See accountants' report on supplementary information

SANSTRUM & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2004

NET CAPITAL	
Total stockholders' equity	$ 157,648
Less non-allowable assets:	
Prepaid expenses	11,452
Miscellaneous deposit	1,759
Investment	3,300
Furniture and equipment	4,626
Lease deposit	1,904
Deferred tax asset	3,606
Total non-allowable assets	26,647
Net Capital	$ 131,001
AGGREGATE INDEBTEDNESS	
Total liabilities from balance sheet	$ 35,508
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 50,000
Excess net capital	$ 81,001
Excess of capital at 1,000%	$ 127,450
Ratio of aggregate indebtedness to net capital	0.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	128,652
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments	(2,349)
Net capital per above	$ 131,001

See accountants' report on supplementary information

SANSTRUM & ASSOCIATES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

EXEMPTIVE PROVISIONS:

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

In planning and performing our audit of the consolidated financial statements of Sanstrum & Associates, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the S Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams & Associates, LLP

Portland, Oregon
February 22, 2005